United States securities and exchange commission logo





                               April 30, 2024

       Dawn Blevins
       Chief Executive Officer
       Gem Industries Group, Inc.
       7394 McRavins Way
       Lexington, OK 73051

                                                        Re: Gem Industries
Group, Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 2, 2024
                                                            File No. 024-12423

       Dear Dawn Blevins :

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024, letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Distribution, page 24

   1. We note that you have revised your offering statement to remove references to "other consideration" for
shares to be sold in your offering, and that you continue to state that the purchase price may be
paid in cash, promissory notes or services. As requested in prior comment 1, please
confirm through additional disclosure that you will value any non-cash consideration according
to the Note to Rule 251(a)(1) of Regulation A. Please also revise your subscription
agreement to include a description of these non-cash types of consideration.
 Dawn Blevins
FirstName   LastNameDawn
Gem Industries  Group, Inc. Blevins
Comapany
April       NameGem Industries Group, Inc.
       30, 2024
April 230, 2024 Page 2
Page
FirstName LastName
       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction